

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

Ann Anthony
Chief Financial Officer
OPAL Fuels Inc.
One North Lexington Avenue
Suite 1450
White Plains, New York 10601

>   **Re: OPAL Fuels Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 14, 2022**
>   **File No. 333-266757**

Dear Ann Anthony:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

Risk Factors
There is no assurance that we will be able to comply with the continued listing standards of Nasdaq, page 41

1.   We note your risk factor disclosure that there is no assurance that you will be able to comply with the continued listing standards of Nasdaq. If your obligation to purchase shares under the forward purchase agreement with Meteora presents a material risk to your ability to comply with the continued listing standards of Nasdaq, please describe such risk in your risk factor disclosure, and discuss such risk in your prospectus summary.

<u>Exhibits</u>

2. We note the Form of Restricted Stock Unit Award Agreement filed as Exhibit 10.1 to the current report on Form 8-K filed on September 19, 2022, and also note that you appear to have granted restrictive stock unit awards to officers and directors on October 3, 2022. Please file this compensation agreement as an exhibit to this registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

3. The fee table filed as Exhibit 107 does not appear to be consistent with the description of the transactions being registered as set forth on your prospectus cover page. Please revise.

4. Please obtain and file a revised legality opinion that covers the legality of all securities to be offered under this registration statement. In that regard, it does not appear that the legality opinion filed as Exhibit 5.1 addresses the legality of the shares of common stock to be issued in the primary offering with respect to the shares underlying the Private Placement Warrants and the Public Warrants.

    Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Edward M. Welch